

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via Facsimile
Mr. Sam Talari
Principal Executive Officer
Infrax Systems, Inc.
6365 53rd Street North
Pinellas Park, Florida 33781

> **Re: Infrax Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **File No. 000-52488**

Dear Mr. Talari:

We have reviewed your letter dated May 4, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 6, 2011

Form 10-K for the Fiscal Year Ended June 30, 2011

General

1.   Your February 22, 2011 response to our prior comment 1 indicated your intention to obtain a consent from your auditor. However, we note that no such consent was filed with this Form 10-K. Therefore please amend your Form 10-K in its entirety to include a consent from your auditor as described in Item 601 of Regulation S-K.

Consolidated Statement of Stockholders' Equity, page 32

2.   Your response to our prior comment 1 indicates that you restated stockholders' equity for the year ended June 30, 2010 in this Form 10-K. Please amend this Form 10-K to label your consolidated statement of stockholders' equity as restated.

Exhibit 31

3.   We note that the certifications were filed within the Form 10-K, rather than as exhibits and that the certification filed in Exhibit 31.2 is dated October 13, 2009. Please ensure that your amended Form 10-K includes currently dated certifications filed as exhibits rather than within the document.

        You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief